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                                                               Exhibit 99(a)(10)

                             [COMPANY LETTERHEAD]


                         CERTAINTEED CORPORATION FILES
                          PROXY SOLICITATION MATERIALS


Valley Forge, PA, April 26, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today announced that it has filed preliminary proxy materials with the Securities and Exchange Commission relating to the Brunswick Technologies, Inc. (Nasdaq: BTIC) Annual Meeting of Shareholders scheduled for May 16, 2000. CertainTeed intends to solicit proxies in opposition to BTI's proposed amendment to the BTI 1997 Equity Incentive Plan that would almost double the number of shares of common stock available - from 421,740 to 821,740 - for awards to BTI management and others. The Company noted that its tender offer is conditioned upon this proposed amendment being defeated, and therefore, adoption of the amendment could adversely affect the ability of BTI's shareholders to realize $8.00 in cash, now, for their shares.

The Company also believes that the BTI Proxy Statement is misleading in that it characterizes this proposal as 'routine' for purposes of brokers' and other street holders' discretionary vote.

Lehman Brothers Inc. is financial advisor to CertainTeed Corporation and Compagnie de Saint-Gobain and Dealer Manager for the offer, and Innisfree M&A Incorporated is acting as Information Agent for the offer.

CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

                                     # # #

This release may contain some forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121